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                                                                      EXHIBIT 5
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BENNETT MANAGEMENT CORPORATION
2 Stamford Plaza - Suite 1501
281 Tresser Boulevard
Stamford, CT  06901
Telephone: (203) 353-3101
Fax: (203) 353-3113


July 10, 2006


To:  Board of Directors
     Kaiser Group Holdings, Inc.

c/o  Mr. Douglas W. McMinn,
     Chief Executive Officer
     Kaiser Group Holdings, Inc.
     9300 Lee Highway
     Fairfax, VA 22031

Gentlemen:

I have previously written on behalf of Bennett Management Corporation ("Bennett") to register our strong objections regarding the recent announcement by Kaiser Group Holdings, Inc. ("Kaiser" or "the Company") via 8-K that the Board directed management to proactively seek "potential acquisition opportunities". Converting Kaiser into some kind of publicly-held buy-out or venture capital fund is a likely destroyer of shareholder value and should not be pursued.

Two months have gone by since that announcement was made. In the interim, the unfavorable Nova Hut arbitration ruling has been returned. Given that this was the last large factor affecting Kaiser's valuation, and given that the enterprise is largely cash or its equivalents, it is fairly easy to make an assessment of what Kaiser is worth. Call it at least $40/share.

The Nova Hut ruling was released to the market place on May 16. Since that time, the stock has hovered around $34/share, on little volume. That's a $6/share discount to real value, and is a daily indication that the market fundamentally finds Kaiser less appealing as a going-concern basis than it did as a liquidation play.

Management has no demonstrable expertise in acquisitions, and certainly no network or deal flow. To pursue this strategy is to ask shareholders to pay for an uncertain learning curve. Why is this even being contemplated?

Regardless, it would seem incumbent on your part, having floated the idea of re-deploying the Company's cash assets, to find a method for shareholders, who do not favor this approach, a fair exit value. It is now clear that the market's illiquidity and current share price do not provide


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that. Bennett has suggested a tender offer as the fairest method, and pointed out the benefits - the cessation of public reporting costs - to any shareholder who would wish to continue to own Kaiser shares in this new corporate strategy.

Everyone, it seems to me, would benefit from a fuller and franker discussion of these matters than what is contained in the 8-K on file.

Sincerely,

/s/  John V. Koerber
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John V. Koerber
Managing Director,
Bennett Management Corporation